HESS CORPORATION
1185 Avenue of the Americas
New York, New York 10036
January 28, 2011
By Federal Express and EDGAR
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Hess Corporation Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009 File No. 001-01204
Dear Ms. Blye:
The following is in response to your letter dated December 29, 2010, regarding Hess Corporation’s (“we,” or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”).
As requested in your letter, we have set forth below the Company’s response to your comments.
The Company acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General
1.	We note that your Form 10-K includes no information regarding direct or indirect contacts with countries identified by the State Department as state sponsors of terrorism. However, you disclose on page 6 of the Form 10-K that you hold an interest in the Azeri-Chirag-Guneshli oil and natural gas fields. We are aware of news reports indicating that Azerbaijan exports crude oil and natural gas to Iran from the Azeri-Chirag-Guneshli oil and natural gas fields. We also are aware of a news report indicating that you are engaged in joint exploration and development of oil shale resources in China with PetroChina, a company that has been the target of divestment and related efforts resulting from its parent company’s operations in Sudan and Iran. Additionally, it appears that nationals of Sudan can make information requests on your website. Sudan and Iran are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of any past, present, and anticipated contacts with Sudan and Iran, whether through subsidiaries, joint ventures, distributors, or other direct or indirect arrangements. Your request should describe any goods, services, technology, information, or support that you have provided into Sudan and Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
Response to Comment 1:
The Company does not have any current business arrangements in Iran and Sudan or with the Governments of Iran and Sudan, either direct or indirect, nor has it had any such arrangements during any periods discussed in the Form 10-K. It is the Company’s policy that it will not enter into any such arrangements, including through its foreign subsidiaries.
Interest in Azeri-Chirag-Gunashli Oil and Natural Gas Fields
The Company is a party to the Joint Development and Production Sharing Agreement for the Azeri and Chirag Fields and the deep water portion of the Gunashli Field, entered into in 1994 (“the PSA”). There are many parties to the PSA, including other U.S. companies. None of the PSA parties are Iranian companies. Each party is entitled to a share of the production proportional to its participating interest, and is responsible for the transportation and disposition of that share. No party has the right to control another party’s disposition of its share. The Company has never transported or sold its share to Iran, nor is it involved in any way with either the transportation or sale of other parties’ respective shares to Iran. Exports from Azerbaijan to Iran from the Azeri fields, if any, are thus occurring independently of the Company, and the Company cannot influence or control such exports.

Petro-China
As of December 31, 2009 the Company and Petro-China were discussing a joint study agreement to evaluate the potential for enhancing tight oil production in the joint study area, situated in the Songliao Basin in China. This agreement was signed in May 2010 and is limited to activities within the Songliao Basin in China and is wholly unconnected to any interests that Petro-China or its affiliates may have in Iran and Sudan. The joint study agreement has now expired. The Company has no direct or indirect involvement in any Petro-China business in Iran and Sudan.
Information requests by Sudanese Nationals
The Company does not engage in any business that involves sending information to Iran or Sudan. The Company’s website, Hess.com, provides information concerning the Company to the public. While the Company cannot foreclose the possibility that someone from Sudan or Iran will access such information, the Company has not taken any specific steps to enable individuals in or from those countries to access any of the information available on its website. To our knowledge, we have not received an information request through our website from an individual who identified himself or herself as being from Sudan. Restricting access to information that is otherwise in the public domain is not within the scope of the U.S. economic sanctions laws. Specifically, these laws expressly state that they do not extend to the flow of pre-existing informational materials (the “informational materials exemption”) across borders. As such, the possibility of someone from Sudan accessing the Company’s website is not inconsistent with U.S. economic sanctions policy and law. The Office of Foreign Assets Control (“OFAC”) has specifically addressed the ability of nationals from sanctioned countries to access U.S.-based websites (See 030430-FACRL-IA-04, available on the OFAC website), and has confirmed that such actions are consistent with the informational materials exemption.
2.	Please discuss the materiality of your business activities in, and other contacts with, Sudan and Iran described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Iran.

Response to Comment 2:
As discussed in response to Comment 1, the Company does not have any business in Iran and Sudan or with the Governments of Iran or Sudan. As such, a response is not appropriate.

Yours truly, Hess Corporation
/s/ John P. Rielly
John P. Rielly Senior Vice President and Chief Financial Officer

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